[ING FUNDS LOGO]

February 19, 2008

VIA EDGAR

Ms. Alison White

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	ING Investors Trust (“Registrant”)
File No. 333-148626

Dear Ms. White:

In connection with a response being made on behalf of the Registrant to comments provided by you with respect to the Registration Statement filed on Form N-14 on behalf of ING Van Kampen Capital Growth Portfolio on January 11, 2008 (the “Registration Statement”), the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•                  the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact me at 480.477.2666, if you have any questions concerning the foregoing.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

cc:	Jeffrey S. Puretz
Dechert LLP